July 28, 2006

By Overnight Delivery,
Facsimile Transmittal and
EDGAR Transmission

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

Attention:	Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant
Division of Corporation Finance

Re:	New River Pharmaceuticals Inc.
Annual Report on Form 10-K for the
Fiscal Year ended January 1, 2006
File No. 000-50851

Dear Mr. Rosenberg:

As Chief Operating Officer, Chief Financial Officer and Secretary of New River Pharmaceuticals Inc., a Virginia corporation, I hereby transmit for filing the Company’s additional responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letter to me, dated March 24, 2006 (the “Commission Comment Letter”). This letter supplements the Company’s initial response letter dated April 7, 2006 and its supplemental response letters dated June 13, 2006 and June 30, 2006. On July 26, 2006, Ms. Tabatha Akins of the Staff, contacted Cliff Herndon, our Vice President, Finance and Controller to discuss our supplemental response letter dated June 30, 2006. This letter documents the additional information requested by the Staff during that conversation. When used in this letter, the “Company,” “we,” “us,” and “our” refer to New River Pharmaceuticals Inc.

In our supplemental response letter dated June 30, 2006, we provided suggested language to be included in our future Quarterly Reports on Form 10-Q and our Annual Reports on Form 10-K with respect to the specific circumstance under which $50 million may become refundable to Shire Pharmaceuticals Group plc (Shire) and the final date by which such amount may become refundable. Based on our conversation with Ms. Akins, we understand that the Staff is also requesting that we include in our disclosure a further breakdown of the $50 million by the specific dates that such amounts may potentially become refundable.

The following paragraph is proposed for inclusion in our next Quarterly Report on Form 10-Q as well as future quarterly and annual reports to provide further details of the specific circumstances under which the $50 million received from Shire may become refundable and the dates by which such amount would be fully refundable. The bold and underlined language represents the modification to our supplemental response letter, dated June 30, 2006, to reflect the Staff’s request to include a further breakdown of the $50 million by the specific dates that such amounts may potentially become refundable:

“On January 31, 2005, the Company entered into a collaboration agreement with Shire Pharmaceuticals Group plc (Shire) relating to the global commercialization of NRP104 for treatment of attention deficit hyperactivity disorder (ADHD) and other potential indications. On March 31, 2005, the Company and Shire split this agreement into two agreements by entering into a United States Collaboration Agreement and a rest of world (ROW) Territory License Agreement (collectively, the Agreement) to replace the initial collaboration agreement. Shire paid the Company an upfront fee of $50 million on February 11, 2005 and a milestone payment of $50 million on February 6, 2006 as a result of notice from the U.S. Food and Drug Administration (FDA) on January 26, 2006 of its acceptance of the Company’s new drug application (NDA) filing for NRP104. Of the $100 million received to date, up to $50 million remains refundable in the event that regulatory approval for NRP104 is not obtained by certain dates as follows; $25 million on December 31, 2007, an additional $12.5 million on December 31, 2008 and the remaining $12.5 million on December 31, 2009.

* * * *
In connection with the Company’s response to the comments of the Staff set forth herein, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests that the Staff provide the Company with a letter indicating that the Staff has completed its review of the Form 10-K and has no further comments at this time. Please direct any further questions or comments you may have regarding this filing to the undersigned at (540) 633-7904.

Sincerely,

/s/ Krish S. Krishnan

Krish S. Krishnan
Chief Operating Officer,
Chief Financial Officer and Secretary